Mail Stop 3561

	June 24, 2005

Mr. Harold W. Sciotto, President
Alchemy Enterprises, Inc.
3812 N. Gallatin
Mesa, Arizona 85215

Re:	Alchemy Enterprises, Ltd.
		Amendment No. 1 to Form 10-SB
      Filed May 20, 2005
      File No. 0-50983

Dear Mr. Sciotto:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.


Part I

Item 1. Description of Business, page 3

      Business of Issuer
1. Please clarify the company`s business nature and its activities from April 21, 1999 until May 17, 2004. We note the disclosure in the MD&A section that at the time of the Regulation D, Rule 504, offering "the company had a fully developed business plan and corporate hierarchy and were in the process of identifying and contacting suppliers." However, it does not appear to reconcile to the subsequent disclosure that John Yamada resigned as your sole officer and director on December 1, 2004 and in an effort to salvage shareholder value and to pursue your business plan, Mr. Sciotto was appointed as your new officer and director. Please expand on this transition and on how Mr. Yamada and Mr. Sciotto met and the circumstances leading up to and surrounding the private transaction in December 2004.
2. Reference is made to Note 6 to the financial statements. We are confused by the disclosure that "if a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and his other business interests." Please expand to clarify this disclosure.
3. We are confused by the disclosure that "we have yet to commence our planned principal operations." Please disclose any sales as of the most recent practicable date.

Principal Products and Principal Markets
4. Please discuss in detail when the company contacted the four chemical companies and when samples from each of these companies were received. Disclose the date the company placed an order with AlfaKleen.

      Distribution Methods
5. In prior comment 3 dated April 6, 2005, we asked that you elaborate on your distribution methods under the subheading "Distribution Methods of the Products." In response, you revised the disclosure to discuss in greater detail the internet. This revised disclosure appears to describe marketing efforts and not distribution methods. See Item 101(b)(2) of Regulation S-B.
6. According to the filing, management will devote minimal time to company business. Please discuss to what extent management will make visits or cold calls to prospective customers. Please clarify, if true, that management will rely primarily on its website to sell products.
	Status of any announced new products or service
7. We note that you now have inventory in your warehouse. Please discuss any and all sales to date.

  Sources and availability of raw materials and the names of principal suppliers
8. Elaborate as to the availability of alternate supply sources for your products.

Item 2.  Management`s Discussion and Analysis, page 7
9. As requested in prior comment 8 dated April 6, 2005, affirmatively state that the company does not consider itself a "blank check" as the term is defined in Regulation C, Rule 419, and does not intend to merge with or acquire another company in the foreseeable future.
10. You state that the cumulative net loss was attributable solely to general and administrative expenses related to the costs of start-up operations. Please advise whether these start-up expenses include the purchase of your existing inventory and the rent expense incurred to store the same.
11. Disclose your available cash balance as of the most recent practicable date. See prior comment 10 dated April 6, 2005.

	Plan of Operation
12. Please update the milestones to provide dates when you expect to
begin and complete each phase of your plan of operation for next
12
months.
13. It is not clear how much inventory you currently have, the number of clients you expect to service with this initial inventory, how long you expect it to last, or how long it will take for your suppliers to replenish inventory as it is sold. To the extent known, please disclose this information.
14. We note that the company originally budgeted $16,000 toward inventory and subsequently reduced this amount to $3,000, and that $4,000 of inventory is sufficient for the next 12 months. Please discuss the basis for this budget. It would appear that the inventory is minimal in terms of quantity, especially since you would sell to companies. Please advise how quickly AlfaKleen could fill your orders.
15. Please provide the basis for your statement on page 9, second paragraph, where you state that the remaining $6,600 will allow you to cover costs that are as yet unforeseen and to take advantage of opportunities that may arise in the course of your business. If these costs are unforeseen and the opportunities not yet known, we fail to see how you justify this belief.

Item 4.  Security Ownership of Certain Beneficial Owners and
Management, page 10
      Changes in Control
16. It appears Mr. Yamada can call the note payable and demand back his shares. Please advise and provide a copy of the note as an exhibit.
Upon receipt, we may have additional comments.
17. Please disclose the business nature of Lynn-Cole Capital Corporation. In addition, please advise of Ms. Quiel`s affiliation to
Alchemy and its current officer and director.

Item 5.  Directors, Executive Officers, Promoters and Control
Persons, page 11
18. Please provide the information required by Item 401(a)(4) of Regulation S-B, which requires a description of your officers and directors business experience for the past 5 years. The current disclosure is not specific enough.
19. We note that your sole director will hold office until April 2005. Please update the disclosure.

Item 7.  Certain Relationships and Related Transactions, page 12
20. We reissue prior comment 18 dated April 6, 2005. Please provide the information required pursuant to Item 404(d)(1) of Regulation S-
B, including the identification of the company`s promoter(s). See the definition of "promoter" in Rule 405 of Regulation C.

Item 8.  Description of Securities, page 13

      Anti-takeover Provisions
21. The disclosure indicates that your charter and by-laws allow you to adjust the common stock designations. Please confirm.


Part F/S
22. Please be aware that the registrant is now subject to the reporting requirements of the Exchange Act. We note that the Form 10-QSB for the quarter ended March 31, 2005 has not been filed.
Please file immediately.

Part III
23. The footnote references Form SB-2.  Please advise.
24. We note that the company paid $250.00 for a private label license. Please file a copy of private label license as an exhibit.
Upon receipt we may have additional comments.
25. Please provide a copy of the Regulation D offering made pursuant to Rule 504. Upon receipt we may have additional comments.














Closing Comments

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Questions on accounting issues should be directed to Raj
Rajan
at (202) 551-3388. Questions on disclosure issues may be directed to
William A. Bennett at (202) 551-3389.


		Sincerely,



	John Reynolds
	Assistant Director



cc:	Harold W. Sciotto, President
	Fax: (509) 448-2248










??

??

??

??